March 23, 2009

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	El Capitan Precious Metals, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed January 13, 2009
File No. 333-56262

Dear Mr. Hiller:

This letter constitutes El Capitan Precious Metals, Inc.’s (hereinafter called “El Capitan” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated March 5, 2009 (the “Comment Letter”) with respect to the Company’s filing with the Commission listed above.  The following responses are numbered to correspond to the Comment Letter.  Enclosed herewith are three marked copies of the Company’s proposed draft of Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2008 (the “Amended 10-KSB”), which is marked against the original filing of the Annual Report referenced above.  All references to page numbers in this letter are references to pages of the marked Amended 10-KSB.

The Company respectfully proposes to file the Amended 10-KSB upon confirming that the Company’s proposed amendments as reflected below are sufficient in form and that all of the Commission’s comments related thereto have been resolved.  Please advise the Company if the Commission believes that additional comments relating to such periodic reports are to be made by the Commission.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Audit Opinion, page F-1

1.We note that your auditors indicate in the introductory paragraph of their report that they have audited your inception-to-date information covering the period from July 26, 2002 (inception) through September 30, 2008.  However, they also indicate that they have placed reliance on the work of other auditors in rendering their opinion on the inception-to-date information covering the period from July 26, 2002 (inception) through September 30, 2008.  Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission.  If this is not feasible, your present auditors should remove the reference to the other auditors in their report.  Under these circumstances, you will need to obtain a new audit of the inception-to-date information, or revise your financial statements to identify the cumulative activity as “un-audited.”

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 23, 2009

In addition, to the extent the inception-to-date information was audited and opined upon, your auditors should refer to it in the opinion paragraph of their report.  Further, if your auditor continues to refer to the work of other auditors as a basis of forming its opinion on the inception-to-date information, a reference to the other auditors should also be made in the opinion paragraph.  Refer to AU Section 508.12 for guidance on this matter.

Response:

The Company does not believe it is economically feasible to include the reports of all prior auditors upon whom reliance is being placed.  Therefore, the Company proposes to revise its financial statements to identify the cumulative activity as “un-audited” as referenced in the Commission’s comment, and to revise the audit opinion accordingly.  Please see pages F-1 through F-8 of the proposed draft of the Amended 10-KSB, which constitute the affected portions of the Annual Report as proposed to be included in the Amended 10-KSB pursuant to the Commission’s comment.

Statements of Cash Flows, page F-6

2.We note that you present the purchase of an automotive in the amount of $12,001 as cash provided by investing activities in your Statement of Cash Flows for the fiscal year ended September 30, 2007.  Please tell us why this would not represent a cash outflow from investing activities.

Response:

The referenced amount of $12,001 as set forth in the cash provided by investing activities in the Statement of Cash Flows represents proceeds to the Company from the disposal of automotive assets during the fiscal year.  To clarify this treatment the Company proposes to change the line item in the Statement of Cash Flows to: “(Purchase) Sale of Automotive.”  Please see page F-6 of the proposed Amended 10-KSB.

Exhibits

Exhibits 31.1 and 31.2

3.We note that your Officer’s certifications do not comply with Item 601(b)(31)(i) of Regulation S-B, as it is missing the language specified for paragraph 4 relating to internal control over financial reporting.  Please include revised certifications in an amendment to your filing.  This issue also applies to your interim report for the period ended December 31, 2008.

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 23, 2009

Response:

As reflected on Exhibits 31.1 and 31.2 of the proposed Amended 10-KSB, the Company proposes to revise the headnote to paragraph 4 of the Officer’s certifications to read (with the underlined portion reflecting the added language to the Exhibits):

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

Please see Exhibits 31.1 and 31.2 of the proposed Amended 10-KSB.  The Company further proposes to make similar amendments to Exhibits 31.1 and 31.2 of the Company’s Quarterly Report on Form 10-QSB/A for the period ended December 31, 2008.

Closing Comments

In your Closing Comments, you request a statement from the Company acknowledging that:  “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response:

Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

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Please do not hesitate to contact me at (775) 786-6444 with any questions concerning the responses included in this letter.

Very truly yours,

/s/ R. William Wilson
Chief Financial Officer

Enclosures